January 31, 2011
Via EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628
Attention: Daniel F. Duchovny, Esq.

Re:	King Pharmaceuticals, Inc.
Schedule 14D-9/A filed January 21, 2011
SEC File No. 005-57425
Ladies and Gentlemen:
     King Pharmaceuticals, Inc. (“King”) hereby submits this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 25, 2011 (the “Comment Letter”), with respect to the Amendment No. 5, filed by King with the Commission on January 21, 2011 (the “Schedule 14D-9 Amendment”), to Solicitation/Recommendation Statement on Schedule 14D-9 filed by King with the Commission on October 22, 2010, as amended (the “Schedule 14D-9”), in connection with the offer (the “Offer”) by Pfizer Inc. (“Pfizer”) and Parker Tennessee Corp. (“Purchaser”) to purchase all of the issued and outstanding shares of common stock, no par value, of King.
     Set forth below is the heading and text of the comment set forth in the Comment Letter, followed by King’s response thereto. In addition, King is simultaneously filing Amendment No. 7 to the Schedule 14D-9 with the Commission to amend the Schedule 14D-9 in response to the Comment Letter.
Schedule 14D-9/A
Financial Forecasts
1.	We note that you added the line-item “Unlevered After Tax Free Cash Flows” to the projected financial information included in this section and it appears the new information has not been prepared in accordance with GAAP. Please include the additional disclosure required pursuant to Rule 100(a) of Regulation G.

Securities and Exchange Commission	2
Response
     In response to the Staff’s comment, page 22 of the Schedule 14D-9 has been revised.
King acknowledges that:
•	King is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	King may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*     *     *

Securities and Exchange Commission	3
     Please do not hesitate to contact our counsel, Covington & Burling LLP (Scott F. Smith at (212) 841-1056 or Jack S. Bodner at (212) 841-1079), with any questions or comments you may have.

Very truly yours,

/s/ James W. Elrod

James W. Elrod

cc:	Scott F. Smith, Esq.
Jack S. Bodner, Esq.
Covington & Burling LLP

Dennis J. Block, Esq.
William P. Mills, Esq.
Cadwalader, Wickersham & Taft LLP